# Exhibit 4: Organizational Structure

## HR Ratings
## Ownership structure


Alberto Isaac Ramos Suárez
José Aníbal Habeica Villanueva
50%
50%
HR Ratings de México, S.A. de C.V.
100%
HR Ratings, LLC



HR Ratings®
Credit Rating Agency
Head of Compliance
Board of Directors
Managing Director Chief Risk Officer
Chairman of the Board
Vice Chairman of the Board
CEO
DAE Contadores SC External Financial Advisors
Business Development Managing Director
Managing Director Chief Credit Officer
General Director for Economics Analysis (Independent Consultant)
Senior Executive Director Public Finance and Sovereing Debt
Senior Executive Director Public Finance and Infrastructure
Corporates Sr. Executive Director /ABS
Executive Director Corporates/ABS
Admin. Vice President
HR Vice President
IT Asociate Director
Associate Director PF
Vicepresident of Public Finance and Infrastructure
Vicepresident of Financial Institutions /ABS
Vacancy
Vicepresident of Financial Institutions /ABS
Associate Director Metodology and Criteria
Compliance Manager.
Administration Manager
Human Resources Manager
Manager BD
Manager BD
Manager BD
Operations Manager
Manager PF
Manager PF
Corporates Manger
Manager FI
Manager FI
Compliance Sr. Associate.
Sr. Associate TI
Operations Associate
Associate PF
Infrastructure Associate
Associate FI
Associate FI
Economics Sr. Associate
Vacancy
Risk Associate
Logistics Associate
Associate BD
5 Corporates Sr. Analyst
Economics Associate
Vacancy
Sr. Analyst HR
Sr. Analyst PF
Sr. Analyst PF
Vacancy
Sr. Analyst FI
Sr. Analyst FI
Sr. Analyst FI
Sr. Analyst FI
Sr. Analyst MC
Admin Analyst
Analyst RH
IT Analyst
Operations Analyst
Editor
6 Public Finance Analyst 6
Infrastructure Analyst
5 Corporates Analyst
12 FI Analyst
Risk Analyst
C. of the Board Assistant
Admin Assistant
Recepctionist
Assistant BD
Back Office Assistant
CEO Assistant
V. C. of the Board Assistant
Logistics 3
Mantenance 4
Intern FP
Vacancy
FI Intern
FI Intern
Vacancy
FI Intern